April 8, 2016

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Opportunities Trust

CIK 0001005020

(File No. 811-07455)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Anu Dubey of the staff of the Securities and Exchange Commission (the “SEC”) on April 6, 2016, pertaining to the proxy statement on Schedule 14A (the “Proxy Statement”) that was filed by Virtus Opportunities Trust (the “Trust”) on March 28, 2016. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trusts’ response thereto.

1.	Comment:	In the Notice to Shareholders, please set forth the proposals in tabular form and list the funds that will vote on each proposal without using defined terms, as required under Item 22(a)(3)(ii) of Schedule 14A.

	Response:	Requested information has been added.

2.	Comment:	In the first paragraph of page 5 of the proxy statement, please disclose the dates on which the Previous Subadvisory Agreements had been submitted to the Funds’ shareholders.

	Response:	Because the Previous Subadvisory Agreements were approved by each of the sole shareholders of the Funds as part of the initial registration process, the first paragraph of page 5 has been revised to state, “KBII was appointed as investment subadviser to the Emerging Markets Fund and the Essential Resources Fund by each Fund’s sole shareholder pursuant to subadvisory agreements between VIA and KBII dated August 28, 2012 and March 16, 2015, respectively (the “Previous Subadvisory Agreements”).”

EDGAR Operations Branch
April 8, 2016

3.	Comment:	In the last paragraph on page 6 under “Subadvisory Fees,” please disclose the percentage basis of the Advisory Fee that is paid to Virtus Investment Advisers, Inc. (“VIA”) by the Funds.

	Response:	Requested information has been added.

4.	Comment:	In the table of registered funds with similar investment objectives to the Virtus Emerging Markets Equity Income Fund on page 9, please provide the names of the listed funds.

	Response:	Requested information has been added.

5.	Comment:	In the first bullet point on page 10, please describe whether the board did in fact rely on a comparison of subadvisory fees for similar accounts, and what the board’s conclusions were from reviewing the comparison.

	Response:	The disclosure has been revised to reflect the Board’s review of the subadvisory fees under the New Subadvisory Agreement against the standard fee schedule that Kleinwort Benson Investors International, Ltd. (“KBII”) uses for these strategies.

6.	Comment:	In the description of the proposals, please disclose that each Fund is in compliance with the safe harbor described in Section 15(f) of the Investment Company Act of 1940.

	Response:	Requested information has been added.

7.	Comment:	On page 10 in the first sentence of the section entitled, “Required Vote,” please revise the phrasing of the sentence to read “each Subadvisory Agreement” rather than “the Subadvisory Agreement.”

	Response:	For the Proxy Statement, there is only one subadvisory agreement under consideration, the New Subadvisory Agreement. It will affect the funds listed under Schedule F of the Form of Subadvisory Agreement attached to the Proxy Statement. The disclosure at issue under this comment has been revised to reflect that approval of the New Subadvisory Agreement is being made by each Funds’ shareholders, for the shareholders’ respective Fund.

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EDGAR Operations Branch
April 8, 2016

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1237.

Sincerely,

/s/ Thomas M. Ahmadifar
Thomas M. Ahmadifar

cc:	Kevin J. Carr, Esq.

Ann Flood